Exhibit 99.1

QIWI Announces Third Quarter 2017 Financial Results

Third Quarter Total Adjusted Net Revenue Increases 22% to RUB 3,238 Million and Adjusted Net Profit

Decreases 16% to RUB 1,064 Million or RUB 17.38 per diluted share

QIWI upgrades 2017 Guidance

NICOSIA, CYPRUS – November 16, 2017 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the third quarter ended September 30, 2017.

Third Quarter 2017 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 22% to RUB 3,238 million ($55.8 million)

•	Adjusted EBITDA decreased 21% to RUB 1,325 million ($22.8 million)

•	Adjusted Net Profit decreased 16% to RUB 1,064 million ($18.3 million), or RUB 17.38 per diluted share

•	Adjusted Net Profit excluding the effect of SOVEST project increased 32% to RUB 1,681 million ($29.0 million), or RUB 27.46 per diluted share

•	Total payment volume increased 8% to RUB 235.9 billion ($4.1 billion)

“Today I’m glad to share our third quarter 2017 results and highlight that the dynamics in our core markets and the secular trends towards digitalization of payments that we have noticed earlier this year continue to support our core business,” said Sergey Solonin, QIWI’s chief executive officer. “We achieved strong financial results in our core business this quarter and increased our total adjusted net revenue while continuing to invest in our new business lines and projects. This quarter we have also acquired, subject to the review of the temporary administration of Otkritie Bank, certain assets and focused on developing a strategy for building wider digital infrastructure and enriching our product offering. We see many opportunities ahead and will continue to focus on executing our strategy and developing our new initiatives.”

Third Quarter 2017 Results

Revenues: Total Adjusted Net Revenue for the quarter ended September 30, 2017 was RUB 3,238 million ($55.8 million), an increase of 22% compared with RUB 2,662 million in the prior year.

Payment Adjusted Net Revenue was RUB 2,661 million ($45.9 million), an increase of 26% compared with RUB 2,105 million in the prior year. Payment Adjusted Net Revenue growth was predominantly driven by a volume growth in the Money Remittance and E-commerce market verticals as well as by an improvement in yields in E-commerce market vertical resulting from the shift in the product mix. Growth was partially offset by a decrease in payment volumes in the Financial Services and Telecom market verticals.

Other Adjusted Net Revenue, which is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, SOVEST net revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising, was RUB 577 million ($9.9 million), an increase of 4% compared with RUB 557 million in the prior year. Other Adjusted Net Revenue increase in the third quarter was mainly due to the increase in interest revenue and net revenue from the SOVEST project1.

Total Adjusted Net Revenue excluding contribution of the SOVEST project increased by 20% compared with the same period in the prior year.

Fees for inactive accounts and unclaimed payments for the third quarter ended September 30, 2017 were RUB 342 million ($5.9 million) compared with RUB 348 million for the corresponding period in the prior year. Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 12% compared with the same period in the prior year.

Total Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 25% compared with the same period in the prior year.

Adjusted EBITDA: For the quarter ended September 30, 2017, Adjusted EBITDA was RUB 1,325 million ($22.8 million), a decrease of 21% compared with RUB 1,669 million in the prior year. Adjusted EBITDA decrease was largely driven by growth of SG&A expense due to increase in advertising expenses to RUB 413 million for the quarter ended September 30, 2017 as compared to RUB 53 million for same period in the prior year related to SOVEST project, increase in personnel expenses (excluding effect of share based payments) to RUB 455 million for the quarter ended September 30, 2017 as compared to RUB 348 million for same period in the prior year, tax and bad debt expenses also related to the launch of the SOVEST project and office maintenance expense partially offset by an increase in Adjusted Net Revenue. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 40.9% for the quarter ended September 30, 2017 compared with 62.7% for the same period in the prior year. Adjusted EBITDA excluding fees for inactive accounts and unclaimed payments was RUB 983 million ($16.9 million), a decrease of 26% compared with RUB 1,321 million for the corresponding period in the prior year. Adjusted EBITDA margin excluding fees for inactive accounts and unclaimed payments was 34.0% compared with 57.1% in the prior year.

Adjusted Net Profit: For the quarter ended September 30, 2017, Adjusted Net Profit was RUB 1,064 million ($18.3 million), a decrease of 16% compared with RUB 1,271 million in the prior year. The decrease in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA. Adjusted Net Profit excluding fees for inactive accounts and unclaimed payments (net of tax) decreased 20% compared with the prior year. The Adjusted Net Profit excluding net loss associated with the SOVEST project1 in the third quarter was RUB 1,681 million representing an increase of 32% as compared with the same period of prior year.

Other Operating Data: For the quarter ended September 30, 2017, total payment volume was RUB 235.9 billion ($4.1 billion), an increase of 8% compared with RUB 218.1 billion in the prior year. Dynamics of payment volume was driven by mixed trends across market verticals with growth in Money Remittances market vertical resulting largely from secular growth in digital money remittances including card to card and peer-to-peer transfers and E-commerce market vertical offset by declining volumes across Financial Services and Telecom market verticals. Payment average adjusted net revenue yield was 1.13%, an increase of 16 bps compared with 0.97% in the prior year primarily due to the higher average net revenue yield in the E-commerce market vertical.

[1]	The methodology of segmentation and allocation of Revenues, Costs and Selling, General and Administrative Expenses between QIWI core business and SOVEST project is currently being developed and is subject to further reviews; thus, we retain the right to review the methodology of Revenues, Costs and Selling, General and Administrative Expenses allocation between QIWI core business and SOVEST project and restate the corresponding data to incorporate such adjustments.
Other adjusted net revenue for the quarter ended September 30, 2017 includes RUB 51 million gain from SOVEST project due to the change in the methodology of Costs and Selling, General and Administrative Expenses allocation for the project. SOVEST Net loss calculated based on revised methodology for the quarter ended June 30, 2017 and September 30, 2017 was RUB 13 million and RUB 9 million correspondingly.

Total average adjusted Net Revenue Yield was 1.37%, an increase of 15 bps as compared with 1.22% in the prior year. Total average adjusted Net Revenue Yield excluding the effect of fees for inactive accounts and unclaimed payments was 1.23%, an increase of 17 bps as compared with the same period in the prior year.

SOVEST: For the quarter ended September 30, 2017, total payment volume of the project was RUB 878.8 million ($15.1 million).

Recent Developments

Pre-payment of assets of Tochka and Rocketbank: In August 2017, we have executed a series of transactions to acquire the brands, software and hardware of Tochka, a digital bank focused on offering a broad range of services to small and medium businesses and Rocketbank, a digital banking service offering debit cards and deposits to retail customers, from Otkritie Bank. We have also entered into certain operational agreements with Otkritie bank in connection with these transactions.

Currently as part of the standard resolution procedures, all transactions and agreements are under review of the temporary administration appointed to Otkritie Bank by the Central Bank of Russia.

Dividend: Throughout 2017, we have been heavily investing in our new project SOVEST and we anticipate that we will continue to bear significant costs related to SOVEST project and certain other projects that we are developing now or plan to develop in the future. Thus, our Board of Directors have taken a decision to refrain from paying dividends. We expect that throughout the next twelve months we will concentrate on investing into our future growth. While long-term we remain committed to distributing all excess cash to our shareholders, the commencement of dividend distribution within this timeframe is unlikely.

2017 Guidance2

QIWI upgrades its guidance in respect of 2017 outlook:

•	Total Adjusted Net Revenue is expected to increase by 12% to 16% over 2016; We expect no material contribution to Total Adjusted Net Revenue from SOVEST project, Tochka and Rocketbank.

•	Adjusted Net Profit excluding SOVEST, Tochka and Rocketbank expenses is expected to increase by 30% to 40% over 2016;

•	Adjusted Net Profit including SOVEST, Tochka and Rocketbank expenses is expected to decline by 17% to 27% over 2016.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss third quarter 2017 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13672660. The replay will be available until Thursday, November 23, 2017. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

[2]	Guidance is provided in Russian rubles

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 19.0 million virtual wallets, over 152,000 kiosks and terminals, and enabled merchants to accept over RUB 78 billion cash and electronic payments monthly from over 51 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels and trends in each of our market verticals. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, competition, a decline in average net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2016 (audited)	As of September 30, 2017 (unaudited)	As of September 30, 2017 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	593	603	10
Goodwill and other intangible assets	11,022	10,764	186
Investments in joint ventures	—	820	14
Long-term debt instruments	399	1,098	19
Long-term loans	120	163	3
Other non-current assets(2)	40	986	17
Deferred tax assets	270	227	4

Total non-current assets	12,444	14,661	253

Current assets
Trade and other receivables	5,679	4,777	82
Short-term loans	19	667	11
Short-term debt instruments	1,772	686	12
Prepaid income tax	77	208	4
Cash and cash equivalents(3)	18,997	15,981	275
Other current assets	661	468	8

Total current assets	27,205	22,787	393

Assets of disposal group classified as held for sale	25	24	0

Total assets	39,674	37,472	646

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	32
Share premium	12,068	12,068	208
Other reserve	1,064	1,352	23
Retained earnings	4,808	5,269	91
Translation reserve	131	16	0

Total equity attributable to equity holders of the parent	19,948	20,582	355
Non-controlling interest	21	28	0

Total equity	19,969	20,610	355

Non-current liabilities
Other non-current liabilities	2	10	0
Deferred tax liabilities	851	786	14

Total non-current liabilities	853	796	14

Current liabilities
Trade and other payables	16,328	14,290	246
Amounts due to customers and amounts due to banks	2,342	1,583	27
Income tax payable	68	65	1
VAT and other taxes payable	102	107	2
Other current liabilities	10	17	0

Total current liabilities	18,850	16,062	277

Liabilities directly associated with the assets of a disposal group classified as held for sale	2	4	0

Total equity and liabilities	39,674	37,472	646

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 58.0169 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2017.
(2)	As of September 30, 2017 Other non-current assets include pre-payments made in connection with the acquisition of Tochka and Rocketbank assets.
(3)	Cash and cash equivalents presented in the Consolidated Statement of Financial Position as of September 30, 2017 does not reconcile with the cash and cash equivalents presented in the Consolidated Statement of Cash Flows for nine months ended September 30, 2017 due to the cash balances classified as part of the assets held for sale.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	September 30, 2016	September 30, 2017	September 30, 2017
	RUB	RUB	USD(1)
Revenue	4,412	5,130	88
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	2,095	2,399	41
Selling general and administrative expenses	784	1,579	27
Depreciation and amortization	195	189	3
Profit from operations	1,338	963	17

Other income	(47)	(22)	(0)
Foreign exchange gain	80	59	1
Foreign exchange loss	(135)	(72)	(1)
Interest expense	(7)	1	0

Profit before tax	1,229	929	16
Income tax expense	(243)	(136)	(2)

Net profit	986	793	14

Attributable to:
Equity holders of the parent	982	786	14
Non-controlling interests	4	7	0
Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	(26)	(45)	(1)

Total comprehensive income net of tax	960	748	13

attributable to:
Equity holders of the parent	956	741	13
Non-controlling interests	4	7	0
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	16.14	12.93	0.22
Diluted profit attributable to ordinary equity holders of the parent	16.05	12.84	0.22

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 58.0169 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2017.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Nine months ended (unaudited)
	September 30, 2016	September 30, 2017	September 30, 2017
	RUB	RUB	USD(1)
Revenue	12,988	14,532	250
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	6,152	6,703	116
Selling general and administrative expenses	2,197	3,897	67
Depreciation and amortization	572	598	10
Profit from operations	4,067	3,334	57

Other income	(52)	(30)	(1)
Foreign exchange gain	775	233	4
Foreign exchange loss	(1,485)	(333)	(6)
Interest expense	(23)	8	0

Profit before tax	3,282	3,212	55
Income tax expense	(652)	(525)	(9)

Net profit	2,630	2,687	46

Attributable to:
Equity holders of the parent	2,620	2,669	46
Non-controlling interests	10	18	0
Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	(275)	(115)	(2)

Total comprehensive income net of tax	2,355	2,572	44

attributable to:
Equity holders of the parent	2,345	2,554	44
Non-controlling interests	10	18	0
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	43.25	43.98	0.76
Diluted profit attributable to ordinary equity holders of the parent	43.17	43.71	0.75

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 58.0169 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2017.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Nine months ended (unaudited)
	September 30, 2016	September 30, 2017	September 30, 2017
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	3,282	3,212	55

Adjustments to reconcile profit before income tax to net cash flow used in/ generated from operating activities
Depreciation and amortization	572	598	10
Foreign exchange loss, net	710	100	2
Interest income, net	(592)	(765)	(13)
Bad debt expense, net	11	88	2
Share-based payments	136	288	5
Other	36	32	1

Operating profit before changes in working capital	4,155	3,553	61

Decrease in trade and other receivables	1,475	898	15
Decrease in other assets	27	183	3
Decrease in trade and other payables	(2,928)	(2,046)	(35)
Decrease in amounts due to customers and amounts due to banks	(653)	(718)	(12)
Decrease/(increase) in loans issued from banking operations	7	(741)	(13)

Cash (used in) / generated from operations	2,083	1,129	19

Interest received	591	798	14
Interest paid	(80)	(52)	(1)
Income tax paid	(721)	(671)	(12)

Net cash flow (used in)/ generated from operating activities	1,873	1,204	21

Cash flows used in investing activities
Acquisition of joint control companies	—	(813)	(14)
Cash acquired/(spent) upon business combination	(10)	—	—
Purchase of property and equipment	(259)	(140)	(2)
Purchase of intangible assets	(198)	(190)	(3)
Advances issued for other non-current assets	—	(944)	(16)
Loans issued	(659)	(376)	(6)
Repayment of loans issued	762	303	5
Purchase of debt instruments	(549)	(1,376)	(24)
Proceeds from settlement of debt instruments	1,326	1,775	31

Net cash flow used in investing activities	413	(1,761)	(30)

Cash flows used in financing activities
Repayment of borrowings, net	(2)	—	—
Dividends paid to owners of the Group	(3,776)	(2,148)	(37)
Dividends paid to non-controlling shareholders	(7)	(11)	(0)
Net cash flow used in financing activities	(3,785)	(2,159)	(37)

Effect of exchange rate changes on cash and cash equivalents	(1,169)	(301)	(5)

Net decrease in cash and cash equivalents	(2,668)	(3,017)	(52)

Cash and cash equivalents at the beginning of the period	19,363	19,021	328

Cash and cash equivalents at the end of the period(2)	16,695	16,004	276

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 58.0169 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2017.
(2)	Cash and cash equivalents presented in the Consolidated Statement of Financial Position as of September 30, 2017 does not reconcile with the cash and cash equivalents presented in the Consolidated Statement of Cash Flows for nine months ended September 30, 2017 due to the cash balances classified as part of the assets held for sale.

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, Payment Processing Fees Revenue (or Payment Revenue) in the case of Payment Adjusted Net Revenue, Revenue, Other Than Payment Processing Fees (Other revenue) in the case of Other Adjusted Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies, card to card transfers and certain wallet to wallet transfers. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. Other Adjusted Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, net revenue from SOVEST project, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	September 30, 2016	September 30, 2017	September 30, 2017
	RUB	RUB	USD(1)
Revenue	4,412	5,130	88.4
Minus: Cost of revenue (exclusive of depreciation and amortization)	2,095	2,399	41.4
Plus: Compensation to employees and related taxes	345	507	8.7

Total Adjusted Net Revenue	2,662	3,238	55.8

Payment Revenue(2)	3,674	4,366	75.3
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	1,857	2,136	36.8
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	288	431	7.4

Payment Adjusted Net Revenue	2,105	2,661	45.9

Other Revenue(5)	738	764	13.2
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	238	263	4.5
Plus: Compensation to employees and related taxes allocated to other revenue(4)	57	76	1.3

Other Adjusted Net Revenue	557	577	9.9

Payment Adjusted Net Revenue	2,105	2,661	45.9
E-commerce	967	1,332	23.0
Financial services	344	310	5.3
Money remittances	508	756	13.0
Telecom	219	199	3.4
Other	67	64	1.1
Other Adjusted Net Revenue	557	577	9.9

Total Adjusted Net Revenue	2,662	3,238	55.8

Net Profit	986	793	13.7

Plus:
Depreciation and amortization	195	189	3.3
Other income	47	22	0.4
Foreign exchange gain	(80)	(59)	(1.0)
Foreign exchange loss	135	72	1.2
Interest expenses	7	(1)	(0.0)
Income tax expenses	243	136	2.3
Share-based payments expenses	136	173	3.0

Adjusted EBITDA	1,669	1,325	22.8

Adjusted EBITDA margin	62.7%	40.9%	40.9%
Net profit	986	793	13.7
Amortization of fair value adjustments(7)	92	75	1.3
Share-based payments expenses	136	173	3.0
Effect of taxation of the above items	(19)	(15)	(0.3)
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	76	38	0.7

Adjusted Net Profit	1,271	1,064	18.3

Adjusted Net Profit per share:
Basic	21.01	17.50	0.30
Diluted	20.90	17.38	0.30
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	60,477	60,791	60,791
Diluted	60,797	61,228	61,228

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 58.0169 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2017.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue; therefore, it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from SOVEST project, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue and costs of call-centers and advertising commissions.
(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)	The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Nine months ended
	September 30, 2016	September 30, 2017	September 30, 2017
	RUB	RUB	USD(1)
Revenue	12,988	14,532	250.5
Minus: Cost of revenue (exclusive of depreciation and amortization)	6,152	6,703	115.5
Plus: Compensation to employees and related taxes	954	1,248	21.5

Total Adjusted Net Revenue	7,790	9,077	156.5

Payment Revenue(2)	10,730	12,297	212.0
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	5,397	5,849	100.8
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	788	1,056	18.2

Payment Adjusted Net Revenue	6,121	7,504	129.3

Other Revenue(5)	2,258	2,235	38.5
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	755	854	14.7
Plus: Compensation to employees and related taxes allocated to other revenue(4)	166	192	3.3

Other Adjusted Net Revenue	1,669	1,573	27.1

Payment Adjusted Net Revenue	6,121	7,504	129.3
E-commerce	2,869	3,757	64.7
Financial services	1,054	927	16.0
Money remittances	1,320	2,058	35.5
Telecom	665	573	9.9
Other	214	190	3.3
Other Adjusted Net Revenue	1,669	1,573	27.1

Total Adjusted Net Revenue	7,790	9,077	156.5

Net Profit	2,630	2,687	46.3

Plus:
Depreciation and amortization	572	598	10.3
Other income and expenses, net	52	30	0.5
Foreign exchange gain	(775)	(233)	(4.0)
Foreign exchange loss	1,485	333	5.7
Interest expenses	23	(8)	(0.1)
Income tax expenses	652	525	9.0
Share-based payments expenses	136	288	5.0

Adjusted EBITDA	4,775	4,220	72.7

Adjusted EBITDA margin	61.3%	46.5%	46.5%
Net profit	2,630	2,687	46.3
Amortization of fair value adjustments(7)	276	269	4.6
Share-based payments expenses	136	288	5.0
Effect of taxation of the above items	(54)	(52)	(0.9)
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	786	220	3.8

Adjusted Net Profit	3,774	3,412	58.8

Adjusted Net Profit per share:
Basic	62.44	56.22	0.97
Diluted	62.33	55.88	0.96
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	60,442	60,690	60,690
Diluted	60,547	61,064	61,064

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 58.0169 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2017.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue; therefore, it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from SOVEST project, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue and costs of call-centers and advertising commissions.
(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)	The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended
	September 30, 2016 (1)	September 30, 2017	September 30, 2017
	RUB	RUB	USD (2)
Payment volume (billion)(3)	218.1	235.9	4.1

E-commerce	37.6	43.8	0.8
Financial services	68.0	59.1	1.0
Money remittances(4)	50.4	74.2	1.3
Telecom	50.2	44.4	0.8
Other	11.9	14.4	0.2

Payment adjusted net revenue (million)(5)	2,105.4	2,661.2	45.9

E-commerce	967.1	1,332.0	23.0
Financial services	343.8	310.0	5.3
Money remittances(4)	507.7	755.9	13.0
Telecom	219.4	199.4	3.4
Other	67.4	63.9	1.1

Payment average adjusted net revenue yield	0.97%	1.13%	1.13%

E-commerce	2.57%	3.04%	3.04%
Financial services	0.51%	0.52%	0.52%
Money remittances(4)	1.01%	1.02%	1.02%
Telecom	0.44%	0.45%	0.45%
Other	0.56%	0.44%	0.44%

Total average adjusted net revenue yield	1.22%	1.37%	1.37%
Active kiosks and terminals (units)(6)	163,049	152,509	152,509
Active Visa Qiwi Wallet accounts (million)(7)	16.5	19.0	19.0

SOVEST key operating metrics
Total payment volume (million)(8)	n/a	878.8	15.1

(1)	Payment volumes, payment adjusted net revenue by vertical and payment average net revenue yields presented for the respective period in 2016 differ from the data previously published, including as presented in our quarterly earnings releases, and reflect adjustments made to the methodology of payment volumes and payment adjusted net revenues recognition and allocation between market verticals including the following changes: (i) adjustment to methodology in QIWI Kazakhstan to conform with the methodology used in QIWI’s Russian operations and corresponding reallocation of Kazakhstan payment volumes and payment adjusted net revenues to appropriate market verticals; (ii) adjustment to methodology of revenue and cost allocation between categories and corresponding reallocation of certain commissions and costs between market verticals; (iii) change in methodology of accounting for transactions in foreign currencies and corresponding revaluation of certain volumes, costs and revenues; (iv) change in methodology of Contact and Rapida volume recognition in ongoing effort to bring methodology in line with QIWI’s processes and procedures (see also Note (4) below). The adjustments made increased total volumes for the period starting July 1, 2016 to September 30, 2016 by RUB 3.6 billion and affected the allocation of payment adjusted net revenue between market verticals. The updated methodology is applied starting fourth quarter 2016 with all previous data revised retrospectively.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 58.0169 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2017.
(3)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(4)	In 2016 we introduced consumer commissions for certain types of P2P (wallet to wallet) transactions including cross currency transactions and transactions above certain limits. Corresponding volumes and payment adjusted net revenues are accounted for in our Money Remittances market vertical and amounted to RUB 12.6 billion and RUB 150 million respectively for the quarter ended September 30, 2017.
(5)	Payment Adjusted Net Revenue is calculated as the difference between Payment Revenue and Cost of payment revenue (excluding D&A) plus compensation to employees and related taxes allocated to payment revenue. Payment Revenue primarily consists of merchant and consumer fees. Cost of payment revenue primarily consists of commission to agents.
(6)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(7)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(8)	Total payment volume (million) consist of the amounts paid by our customers using SOVEST card to the partner merchants.

QIWI plc.

Other Operating Data

	Nine months ended
	September 30, 2016 (1)	September 30, 2017	September 30, 2017
	RUB	RUB	USD (2)
Payment volume (billion)(3)	615.9	660.2	11.4

E-commerce	105.8	120.4	2.1
Financial services	192.2	174.9	3.0
Money remittances(4)	124.5	195.8	3.4
Telecom	151.3	128.1	2.2
Other	42.1	41.0	0.7

Payment adjusted net revenue (million)(5)	6,121.5	7,504.2	129.3

E-commerce	2,868.8	3,756.5	64.7
Financial services	1,054.0	927.1	16.0
Money remittances(4)	1,319.9	2,057.7	35.5
Telecom	664.8	572.7	9.9
Other	214.0	190.2	3.3

Payment average adjusted net revenue yield	0.99%	1.14%	1.14%

E-commerce	2.71%	3.12%	3.12%
Financial services	0.55%	0.53%	0.53%
Money remittances(4)	1.06%	1.05%	1.05%
Telecom	0.44%	0.45%	0.45%
Other	0.51%	0.46%	0.46%

Total average adjusted net revenue yield	1.26%	1.37%	1.37%
Active kiosks and terminals (units)(6)	163,049	152,509	152,509
Active Visa Qiwi Wallet accounts (million)(7)	16.5	19.0	19.0

SOVEST key operating metrics
Total payment volume (million)(8)	n/a	1,383.9	23.9

(1)	Payment volumes, payment adjusted net revenue by vertical and payment average net revenue yields presented for the respective period in 2016 differ from the data previously published, including as presented in our quarterly earnings releases, and reflect adjustments made to the methodology of payment volumes and payment adjusted net revenues recognition and allocation between market verticals including the following changes: (i) adjustment to methodology in QIWI Kazakhstan to conform with the methodology used in QIWI’s Russian operations and corresponding reallocation of Kazakhstan payment volumes and payment adjusted net revenues to appropriate market verticals; (ii) adjustment to methodology of revenue and cost allocation between categories and corresponding reallocation of certain commissions and costs between market verticals; (iii) change in methodology of accounting for transactions in foreign currencies and corresponding revaluation of certain volumes, costs and revenues; (iv) change in methodology of Contact and Rapida volume recognition in ongoing effort to bring methodology in line with QIWI’s processes and procedures (see also Note (4) below). The adjustments made increased total volumes for the period starting January 1, 2016 to September 30, 2016 by RUB 8.1 billion and affected the allocation of payment adjusted net revenue between market verticals. The updated methodology is applied starting fourth quarter 2016 with all previous data revised retrospectively.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 58.0169 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2017.
(3)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(4)	In 2016 we introduced consumer commissions for certain types of P2P (wallet to wallet) transactions including cross currency transactions and transactions above certain limits. Corresponding volumes and payment adjusted net revenues are accounted for in our Money Remittances market vertical and amounted to RUB 30.0 billion and RUB 349 million respectively for the nine months ended September 30, 2017.
(5)	Payment Adjusted Net Revenue is calculated as the difference between Payment Revenue and Cost of payment revenue (excluding D&A) plus compensation to employees and related taxes allocated to payment revenue. Payment Revenue primarily consists of merchant and consumer fees. Cost of payment revenue primarily consists of commission to agents.
(6)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(7)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(8)	Total payment volume (million) consist of the amounts paid by our customers using SOVEST card to the partner merchants.